UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                INETEVENTS, INC.
                                ________________
                                (Name of Issuer)


                         COMMON STOCK, $.0005 PAR VALUE
                         ______________________________
                         (Title of Class of Securities)


                                   45663Y 10 8
                                 ______________
                                 (CUSIP Number)


                                  JULY 18, 2003
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45663Y 10 8               Schedule 13G               Page 2 of 5 Pages
________________________________________________________________________________

(1) Names of Reporting Persons I.R.S. Identification No. of above persons (entities only).

      Ronald J. Stauber
________________________________________________________________________________

(2)   Check the Appropriate Box if a Member of a Group*

      (a)      [ ]

      (b)      [X]
________________________________________________________________________________

(3)   SEC Use Only

________________________________________________________________________________

(4)   Citizenship or Place of Organization

      United States of America
________________________________________________________________________________

                   (5)    Sole Voting Power

                          2,141,928
                   _____________________________________________________________
 Number of         (6)    Shared Voting Power
   Shares
Beneficially              0
  Owned By         _____________________________________________________________
    Each           (7)    Sole Dispositive Power
 Reporting
   Person                 2,141,928
    With           _____________________________________________________________
                   (8)    Shared Dispositve Power

                          0
________________________________________________________________________________

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,141,928
________________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

      [ ]
________________________________________________________________________________

(11)  Percent of Class Represented by Amount in Row 9

      8.0%
________________________________________________________________________________

(12)  Type of Reporting Person*

      IN
________________________________________________________________________________

      The purpose of this filing is to reflect the record and beneficial ownership of the Common Stock, $.0005 Par Value as of July 18, 2003. At that time, Ronald J. Stauber's ownership of record and beneficially was reduced from 19% (as of June 6, 2003 and prior to July 21, 2003) to 8% at a closing wherein the issuer exchanged 14,000,000 of its shares of Common Stock, $.0005 Par Value for all of the issued and outstanding shares of stock in International Card
Establishment, Inc. Prior to the acquisition of International Card Establishment, Inc., the issuer had issued and outstanding 11,260,500 shares of Common Stock, $.0005 Par Value and after the acquisition, the issuer had issued and outstanding 25,260,500 shares of Common Stock, $.0005 Par Value.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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________________________________________________________________________________

CUSIP No. 45663Y 10 8               Schedule 13G               Page 3 of 5 Pages
________________________________________________________________________________


Item 1(A).  Name of Issuer:

            Inetevents, Inc., a Delaware Corporation

Item 1(B).  Address of Issuer's Principal Executive Offices:

            1880 Century Park East
            Suite 300
            Los Angeles, CA 90067

Item 2(A).  Name of Person Filing:

            Ronald J. Stauber

Item 2(B).  Address or Principal Business Office or, if none, Residence:

            1880 Century Park East
            Suite 300
            Los Angeles, CA 90067

Item 2(C).  Citizenship:

            United States of America

Item 2(D).  Title of Class of Securities:

            Common Stock, Par Value $.0005 per share

Item 2(E).  CUSIP Number:

            45663Y 10 8


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________________________________________________________________________________

CUSIP No. 45663Y 10 8               Schedule 13G               Page 4 of 5 Pages
________________________________________________________________________________


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Passive Investor

Item 4.     Ownership:

            As of June 30, 2002 and July 31, 2003

            (a) Amount beneficially owned: 2,141,928 shares of Common Stock*

            (b) Percent of Class: June 30, 2003 19% and July 31, 2003 8%

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or direct the vote: 2,141,928

                (ii)  shared power to vote or direct the vote: 0

                (iii) sole power to dispose or direct the disposition of:
                      2,141,928

                (iv)  shared power to dispose or direct the disposition of: 0

________________________________________________________________________________

CUSIP No. 45663Y 10 8               Schedule 13G               Page 4 of 5 Pages
________________________________________________________________________________


Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

                 By signing  below I certify  that,  to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 45663Y 10 8               Schedule 13G               Page 5 of 5 Pages
________________________________________________________________________________


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 31, 2003                /s/ RONALD J. STAUBER
                                    _____________________
                                    (Signature)



                                    Ronald J. Stauber
                                    _____________________
                                    (Name/Title)